SECU



17006136

ANNUAL AUDITED ~~FL~~

FORM X-17A-5
PART III

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SEC
Mail Processing
Section

FEB 28 2017

Washington DC

SEC FILE NUMBER
8- 47052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2016_____ AND ENDING_____12/31/2016_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *U.S. Sterling Securities Inc*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1393 Veterans Memorial Highway Suite 412N
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph DePietto, CPA   516-326-9200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto CPAs PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue Suite C110	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, ___Herbert A. Orr_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___U.S. Sterling Securities, Inc._____ , as

of ___December 31_____ , 20__16__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

GEORGE GOLDMAN
Notary Public, State of New York
No. 01GO4929400
Qualified in Suffolk County
Commission Expires May 2, 2018

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DePietto CPA

Accounting • Tax • Advisory

1981 Marcus Ave / Suite C110
Lake Success, New York 11042

T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of U.S. Sterling Securities Inc.

We have audited the accompanying statement of financial condition of U.S. Sterling Securities Inc. as of December 31, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of U.S. Sterling Securities Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Sterling Securities Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 14-15 have been subjected to audit procedures performed in conjunction with the audit of U.S. Sterling Securities Inc.'s financial statements. The supplemental information is the responsibility of U.S. Sterling Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DePietto CPA PC

DePietto CPA, PC
Lake Success, New York
February 27, 2017

U.S. STERLING SECURITIES INC.
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016

TABLE OF CONTENTS

U.S. STERLING SECURITIES INC.

FINANCIAL STATEMENTS
AND
REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2016

U.S. STERLING SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Current Assets:

Cash	$ 126,815
Receivable from clearing organization	13,608
Deposits with clearing organization	50,014
Security Deposits	18,355
	$ 208,792

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable and Accrued Expenses	$ 42,017
	42,017

Stockholders' Equity:

Common Stock, $1.00 par value, 100 shares authorized	
10 shares issued and outstanding	10
Additional paid in capital	194,114
Retained Earnings	(27,349)
Total Stockholders' Equity	166,775
	$ 208,792

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

Revenue:

Commissions	$ 278,332
Interest Income	166
Other Income	184
	278,682

Expenses

Professional Fees	$ 19,250
Commissions Paid	74,129
Administrative Fees	95,661
Clearing Charges	28,390
Occupancy	36,998
Regulatory Fees	26,844
Insurance	3,631
Other Expenses	15,786
Total expenses	300,689
Net Income from operations	$(22,007)

U.S. STERLING SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Equity
Balance - January 1, 2016	$ 10	$ 175,114	$ (5,342)	$ 169,782
Additional Paid in Capital		19,000		$ 19,000
Dividends Paid				$ -
Net Income	-	-	(22,007)	$ (22,007)
Balance – December 31, 2016	$ 10	$ 194,114	$ (27,349)	$ 166,775

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities:

Net Income	$(22,007)
Adjustments to reconcile net income to	
net cash flows provided by operating activities:	
Receivable from clearing organization	57,328
Accounts payable	2,667
Net cash provided by operating activities	$ 37,988
Cash from Financing activites:	
Additional paid in Capital	$ 19,000
Net cash provided by financing activities:	$ 19,000
Net change in cash	56,988
Cash at beginning of year	69,827
Cash at end of year	$ 126,815

"See Accompanying Notes and Independent Auditor's Report"

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2016

NOTE 1: Nature of Business

Organization

U.S. Sterling Securities Inc. (The Company) was incorporated in the State of New York on March 10, 1992 when it commenced domestic USA market operations. The company is a registered broker-dealer with current membership in the Financial Industry Regulatory Authority (FINRA) and is duly registered as a broker-dealer with participating NASAA State administrators in 44 States. The company is designated a registered Municipal Broker by the Municipal Securities Rulemaking Board (MSRB) and is a current member of the (Securities Investor Protection Corporation (SIPC). All of the Company's executable trades are cleared through its clearing broker. The company has from time to time entered into or maintained, selling agreements for non-executing securities transaction with federal or state registered or licensed institutions, or other permitted entities. The company is classified by its Designated Regulatory Authority (DRA,) FINRA, as an Institutional non-clearing introducing broker-dealer.

NOTE 2: Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and labilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2016, the Company's cash did not exceed the limit. At December 31, 2016, the Company did not have any cash equivalents.

Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker as follows:

Receivable from clearing broker $ 13,608

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2016

NOTE 2: Summary of Significant Accounting Policies (cont.)

Revenues

The Company earns commission revenue from effecting trades In U.S. equity that are listed on an exchange, debt securities as offered federal or state institutions are large qualified corporate issuers. Commissions and related clearing expenses are recorded on a trade date basis.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company was not required to recognize any amounts from uncertain tax positions.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the years 2013 through 2016 are subject to examination by tax authorities.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

NOTE 3: Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2016

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level I: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2016, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course of trade. The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard..

NOTE 5: Deposit with Clearing Firm

The Company maintains cash deposited with its clearing pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on December 10, 1998 with additional amendments added through August 28, 2007, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2016, the Company had $50,014 deposited with Hilltop Securities (formerly known as First Southwest Company). The deposit does not represent an ownership interest in Hilltop.

NOTE 6: Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with its clearing broker. The Company's clearing agreement provides that credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing broker is therefore exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case it may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing broker is charged back to the Company.

U.S. STERLING SECURITIES, INC.
Notes to Financial Statements
December 31, 2016

NOTE 7: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. At December 31, 2016, the Company had a net capital of $148,420 which was $48,420 in excess of its required net capital of $100,000. The Company's net capital ratio was 28.31%. Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k) (2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records.

NOTE 8: Related Party Transaction

The Company maintains an expense sharing agreement from U.S. Sterling Capital Corp., a related party, which provides professional and administrative staff, facilities and services necessary or appropriate for the conduct of the Company's business operations. The Company paid $95,661 to the related party during 2016 for those expenses.

NOTE 9: Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2016, through the date of issuance of these financial statements on February 27, 2017. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

SUPPLEMENTARY INFORMATION

U.S. STERLING SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
Sec RULE 15C3-1
December 31, 2016

Computation of Net Capital:

1.	Total Ownership Equity	$ 166,775
2.	Deductions and/or charges Non-allowable assets: Security deposit Total non-allowable assets	18,355 18,355
3.	Tentative net capital	148,420
4.	Less: Haircuts	0
5.	Net Capital	$ 148,420

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	2,801
2.	Minimum Dollar Net Capital	100,000
3.	Net Capital Requirement	100,000
4.	Net Capital	148,420
5.	Excess Net Capital	$ 48,420
6.	Ratio: Aggregate indebtedness to net capital	.28 to 1

Computation of Aggregate Indebtedness

7.	Total Liabilities	$ 42,017
8.	Non Aggregate Indebtedness Liabilities	-
		$ 42,017

"See Accompanying Notes and Independent Auditor's Report"



1981 Marcus Ave / Suite C110
Lake Success, New York 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of U.S. Sterling Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) U.S. Sterling Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Sterling Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) U.S. Sterling Securities Inc. stated that U.S. Sterling Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Sterling Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Sterling Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DePietto CPA PC

DePietto CPA PC
Lake Success, New York
February 27, 2017

U.S. Sterling Securities, Inc.
2016 Exemption Report Notice Pursuant to 15c3-3

Mr. Herbert Orr, CEO
U.S. Sterling Securities, Inc.

U.S. Sterling Securities, Inc., the firm, is a duly registered broker-dealer. To the best of its knowledge and belief, has as met, affirms and attests to the following information, declaration and statements, pursuant to the annual report herein incorporated by reference, as true, accurate and factual, which is the status of the firm at all times during most recent fiscal year ending December 31, 2016: (1) that the firm maintained at all times the exemption provisions in paragraph k2(ii) Specifically the mechanism of the exemptive provision, the functional application of the regulation as applied in the this report to the operation of U.S. Sterling Securities is a non-carrying broker-dealer who is claiming an exemption from Rule 15c3-3 and therefore is required to file (i) an Exemption Report asserting that it is exempt from the provisions of Rule 15c3-3 because it meets one or more of the conditions with respect to its business activities under Rule 15c3-3(k) and (ii). Specifically the firm has relied upon (the following is the firms attesting statement that identifies the provisions in paragraph (k) of SEC Rule 15c3 –3, under which the report, firm relied):

The firm is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with its clearing broker and the firm promptly transmits all customer funds and securities to the clearing broker or dealer who carries all of the accounts of the firms customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of applicable sections of 15c3, as are customarily made and kept by a clearing broker or dealer, of Rule 15c3-3 throughout the most recent fiscal year ending December 31, without any exception, actual or apparent; there are no exceptions noted for the firm for fiscal year December 31, 2016.

The firm further attests and represents in this exemption report it has met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2016 without exception; therefore to the best of its knowledge it has not identified any exception during the during frame of this report.

Attested:
U.S. Sterling Securities, Inc

I Herbert A Orr, CCO confirm firm that, to my best knowledge and belief, this Compliance Report is true and correct.

BY: ~~~~~~~~~~~~~~~~~ Date 12/31/16
Chief Compliance Officer



DePietto CPA

Accounting • Tax • Advisory

1981 Marcus Ave / Suite C110
Lake Success, New York 11042

T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON
PROCEDURES

Board of Directors of U.S. Sterling Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016 which were agreed to by U.S. Sterling Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating U.S. Sterling Securities Inc.'s compliance with the applicable instructions of Form SIPC-7. U.S. Sterling Securities Inc.'s management is responsible for U.S. Sterling Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payment of $0 in Form SIPC-7 and $0 in Form SIPC-6, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC analysis report and Profit and Loss), noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC analysis report) supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied of $279 to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DePietto CPA PC

DePietto CPA PC
Lake Success, NY 11042
February 27, 2017

A Professional Corporation ———————————————————————— www.depiettocpas.com

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

| SIPC-7 |
| (33-REV 7/10) |

For the fiscal year ended __12/31/2016__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

47052 FINRA DEC
USSTERLINGSECURIITES INC
1393 VETERANS MEMORIAL HIGHWAY STE 412N
HAUPPAUGE NY 11788

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

G. GOLDMAN 631-360-2829

2. A. General Assessment (item 2e from page 2) — $ 39

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (_____)

   _____ Date Paid

   C. Less prior overpayment applied — (279)

   D. Assessment balance due or (overpayment) — (240)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — _____

   F. Total assessment balance and interest due (or overpayment carried forward) — $ (240)

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐
   Total (must be same as F above) — $_____

   H. Overpayment carried forward — $(240)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

US STERLING SECURITIES, INC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 24 day of JANUARY , 20 17 .

FINOP/CCO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 278682

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   28390

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   234652

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   263042

2d. SIPC Net Operating Revenues $ 15640

2e. General Assessment @ .0025 $ 39

(to page 1, line 2.A.)

2